SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 18)*

MEDPRO SAFETY PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58504M100

(CUSIP Number)

Vision Capital Advisors, LLC

20 West 55th Street, 5th Floor

New York, NY 10019

Attention: James Murray

Tel: 212.849.8237

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 58504M100

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Adam Benowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 32,615,259 * 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 32,615,259 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,615,259 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.9%*

14	TYPE OF REPORTING PERSON

IN

* As of January 8, 2014 (the date of filing of this Schedule 13D/A).

CUSIP No.: 58504M100

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Carl Kleidman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 100,000* 8 SHARED VOTING POWER - 0 9 SOLE DISPOSITIVE POWER - 100,000* 10 SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%*

14	TYPE OF REPORTING PERSON

IN

* As of January 8, 2014 (the date of filing of this Schedule 13D/A).

CUSIP No.: 58504M100

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Andrew Merkatz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 0 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%*

14	TYPE OF REPORTING PERSON

IN

* All numbers are as of January 8, 2014 (the date of filing of this Schedule 13D/A).

CUSIP No.: 58504M100

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 32,615,259 * 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 32,615,259 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,615,259 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.9%*

14	TYPE OF REPORTING PERSON

IA

* As of January 8, 2014 (the date of filing of this Schedule 13D/A).

CUSIP No.: 58504M100

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

CO

CUSIP No.: 58504M100

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advantage Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

PN

CUSIP No.: 58504M100

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VCAF GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

OO

EXPLANATORY NOTE

This Amendment No. 18 to Schedule 13D (this “Amendment No. 18”) is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of MedPro Safety Products, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 18 supplements Item 4 of the Schedule 13D originally filed on August 13, 2010 (as amended to date).

ITEM 4. Purpose of Transaction.

On December 24, 2013 the Issuer entered into an Amendment to Maturity Date of Series D Senior Secured Promissory Note (the “Series D Note”) with the Master Fund. The Master Fund extended the Maturity Date of the Series D Note to March 31, 2014 and as consideration the Issuer agreed to an increased interest rate of 15% per annum. The Issuer also granted the Master Fund the right to appoint a member to the Issuer’s board of directors while there remains outstanding principal on the Series D Note.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2014

ADAM BENOWITZ

VISION CAPITAL ADVISORS, LLC

VISION OPPORTUNITY MASTER FUND, LTD.

VISION CAPITAL ADVANTAGE FUND, L.P.

VCAF GP, LLC

By:         /s/ Adam Benowitz

Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

         /s/ Carl Kleidman

Carl Kleidman

       /s/ Andrew Merkatz

Andrew Merkatz